Exhibit 99.5

DIRECT AGREEMENT

LITHIUM OFFTAKE AGREEMENT

This DIRECT AGREEMENT (this “Agreement”), dated as of October 28, 2024, is made by and among General Motors Holdings LLC, a Delaware limited liability company (the “Consenting Party”), Lithium Nevada Corp., a corporation organized and existing under the laws of the State of Nevada (“LNC”), Lithium Americas Corp., a corporation organized under the laws of the Province of British Columbia, Canada (“LAC” and together with LNC, the “Assignors” and each an “Assignor”), and Citibank, N.A., in its capacity as collateral agent for the benefit of the Secured Parties (together with its successors, designees and assigns in such capacity, the “Collateral Agent”).

A. LNC is responsible for the ownership, permitting, development, design, engineering, procurement, construction, construction management, startup and commissioning, testing, installation, repair, management, maintenance and operation of the Project (as defined in the LARA (as defined below)) (the “Project”) pursuant to that certain Loan Arrangement and Reimbursement Agreement, dated as of October 28, 2024, by and between LNC and the United States Department of Energy, an agency of the United States of America (“DOE”) (as amended, restated, supplemented, modified and in effect from time to time, the “LARA”).

B. LNC (as successor in interest to LAC pursuant to that certain Assignment of Offtake Agreement, dated as of October 28, 2024, between LAC, as assignor, and LNC, as assignee), LAC and the Consenting Party have entered into the Lithium Offtake Agreement, dated as of February 16, 2023 (as amended by that certain First Amendment to Lithium Offtake Agreement, dated as of October 28, 2024, and as otherwise amended, restated, supplemented or otherwise modified from time to time after the date hereof, the “Assigned Agreement”) in connection with the Project.

C. Pursuant to that certain Collateral Agency and Accounts Agreement, dated as of October 28, 2024 (as amended, restated, supplemented or otherwise modified from time to time, the “Accounts Agreement”), by and among LNC, KV Project LLC (the “Subsidiary Guarantor”), the Collateral Agent, DOE, Citibank, N.A., in its capacity as depositary bank, and the other parties thereto from time to time, the Collateral Agent has been appointed as collateral agent by or on behalf of the parties named as “Secured Parties” thereunder (the “Secured Parties”) to act on behalf, and for the benefit, of the Secured Parties with respect to the Collateral, subject to the terms and conditions of the Security Documents.

D. Pursuant to that certain Security Agreement, dated as of October 28, 2024 (as amended, restated, supplemented or otherwise modified from time to time, the “Security Agreement”), by and among LNC, the Subsidiary Guarantor and the Collateral Agent, LNC has granted a first-priority security interest in the Collateral (including the Assigned Agreement) as security for the payment and performance of the Secured Obligations.

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E. The Consenting Party is willing to consent to the pledge and assignment of, and the granting of a first-priority lien on and security interest in, all of each Assignor’s right, title and interest in, to and under the Assigned Agreement, and it is a requirement under the Financing Documents and Section 16.7 (Permitted Transfers/ Successors and Assigns) of the Assigned Agreement that each Assignor and the Consenting Party execute and deliver this Agreement.

NOW, THEREFORE, in consideration of the foregoing and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. Definitions. Each capitalized term used and not otherwise defined herein (including in the introductory paragraph and recitals hereto) shall have the meaning assigned to such term (whether directly or by reference to another document or agreement) in the Assigned Agreement or, if not defined therein, then in the LARA.

2. Consent to Assignment.

(a) The Consenting Party hereby irrevocably consents to the pledge, hypothecation and assignment by each Assignor to the Collateral Agent for the benefit of the Secured Parties of, and the grant by each Assignor to the Collateral Agent for the benefit of the Secured Parties of a lien on and security interest in, all of such Assignor’s right, title and interest in, to and under the Assigned Agreement as collateral security for the Secured Obligations and any subsequent assignments by the Collateral Agent upon and after the exercise by the Collateral Agent of the Collateral Agent’s rights and enforcement of its remedies under the Financing Documents and the Security Documents, at law, in equity or otherwise.

(b) Each Assignor agrees that it shall remain liable to the Consenting Party for all obligations of such Assignor under the Assigned Agreement. The Consenting Party agrees that (i) except as otherwise provided herein or in the Assigned Agreement, it shall look only to the applicable Assignor for the performance of such obligations and (ii) it shall be and remain obligated to each Assignor (or, to the extent that it may have exercised its rights and remedies as contemplated herein, the Collateral Agent) to perform all of the Consenting Party’s obligations under the Assigned Agreement in accordance with its terms; provided that the Consenting Party’s obligations under the Assigned Agreement shall in all cases be subject to the Consenting Party’s rights and defenses under the Assigned Agreement, except to the extent expressly modified by this Agreement.

(c) The Consenting Party acknowledges and agrees, notwithstanding anything to the contrary contained in the Assigned Agreement, that none of the following shall constitute a default by any Assignor under the Assigned Agreement or shall result in a termination thereof: (i) the collateral assignment of the Assigned Agreement as described in Section 2(a) (Consent to Assignment) above; (ii) the ownership, permitting, development, design, engineering, procurement, construction, construction management, startup and commissioning, testing, installation, repair, management, maintenance and

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operation of the Project by the Collateral Agent (or its designee) following notice to the Consenting Party of the foreclosure of the Collateral Agent’s security interest; (iii) foreclosure or any other enforcement by the Collateral Agent (or its designee) of, or the exercise by the Collateral Agent (or its designee) of its rights under, the Security Documents; (iv) acquisition of the rights of any Assignor under the Assigned Agreement in foreclosure by the Collateral Agent or any third party designee or assignee thereof (or acceptance of an absolute assignment of the Assigned Agreement in lieu of foreclosure); or (v) assignment of the Assigned Agreement by the Collateral Agent to a third party following a purchase in foreclosure or following an absolute assignment thereof to a third party in lieu of foreclosure; provided that such third party is a Permitted Party. “Permitted Party” shall mean any non-Party that is not: (x) an OEM or any affiliate of an OEM (provided that for purposes of this clause (x) “affiliate” shall mean any other person directly or indirectly controlling, controlled by, or under common control with, such OEM, but excluding any person that holds an equity interest in such OEM and is not itself an OEM); (y) a Sanctioned Person; or (z) an FEOC.

3. Representations and Warranties. The Consenting Party hereby represents and warrants to the Collateral Agent and each of the Secured Parties that:

(a) The Consenting Party is a limited liability company duly organized and validly existing under the laws of the State of Delaware and in good standing and qualified in all other jurisdictions where failure to so qualify or be in good standing could materially and adversely affect the ability of the Consenting Party to perform its obligations under this Agreement and the Assigned Agreement, and has all requisite limited liability company power and authority to conduct its business, to own its properties, and to execute and deliver, and to perform its obligations under, this Agreement and the Assigned Agreement.

(b) The execution and delivery by the Consenting Party of the Assigned Agreement and this Agreement and the performance by the Consenting Party of the Assigned Agreement and this Agreement and the consummation of the transactions contemplated hereby and thereby (i) have been duly authorized by all necessary limited liability company action on the part of the Consenting Party, (ii) do not and will not require any consent or approval of any member of the Consenting Party or any other Person which has not been obtained, (iii) do not and will not result in any violation of, breach of or default under any term of its formation or governance documents, or of any contract or agreement to which it is a party or by which it or its property is bound, or of any license, permit, franchise, judgment, writ, injunction, decree, order, charter, law, ordinance, rule or regulation applicable to it, the Project, the Assigned Agreement or this Agreement, and (iv) do not and will not result in, or require, the creation or imposition of any mortgage, deed of trust, pledge, lien, security interest or other charge or encumbrance of any nature (other than as is contemplated by this Agreement) upon or with respect to any of the properties now owned or hereafter acquired by the Consenting Party.

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(c) All authorizations, permits, approvals, consents, orders and waivers or any other action by, registration, declaration or filing with, any governmental or other official agency or any third party (collectively, the “Approvals”), if any, necessary for the due execution, delivery and performance by the Consenting Party of this Agreement and the due execution, delivery and (to the extent required by the Assigned Agreement to be obtained prior to the date hereof) performance of the Assigned Agreement, have been validly obtained and are in full force and effect.

(d) This Agreement and the Assigned Agreement have been duly executed and delivered on behalf of the Consenting Party, are in full force and effect and are legal, valid and binding obligations of the Consenting Party, enforceable against the Consenting Party in accordance with their respective terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other similar laws relating to or affecting the enforcement of creditors’ rights generally and by general principles of equity.

(e) There is no litigation, action, suit, proceeding or investigation pending or, to the best of the Consenting Party’s knowledge, threatened against the Consenting Party before or by any court, administrative agency, arbitrator or Governmental Authority, body or agency which (i) if adversely determined, individually or in the aggregate, (A) could adversely affect the Approvals, or (B) could reasonably be expected to have a material adverse effect on the ability of the Consenting Party to perform its respective obligations under the Assigned Agreement or this Agreement, or (ii) questions or affects the validity, binding effect or enforceability of the Assigned Agreement or this Agreement.

(f) The Consenting Party is not in default of any of its obligations under the Assigned Agreement. The Consenting Party has satisfied all conditions precedent to its obligations to perform under the Assigned Agreement. To the best of the Consenting Party’s knowledge, no event or condition exists which would, either immediately or with the passage of any applicable grace period or giving of notice, or both, enable either the Consenting Party or any Assignor to terminate or suspend any of its obligations under the Assigned Agreement. As of the date hereof, the Assigned Agreement has not been amended, modified or supplemented in any manner other than to the extent described in the definition thereof.

(g) The Consenting Party has no notice of, and has not consented to, any previous assignment of all or any part of any Assignor’s interest in the Assigned Agreement to any other Person. All amounts due and payable by each Assignor under the Assigned Agreement as of the date of this Agreement have been paid in full and no Assignor is in default under any covenant or obligation under the Assigned Agreement, and no such default has occurred prior to the date hereof. After giving effect to the assignment by each Assignor of the Assigned Agreement to the Collateral Agent, and after giving effect to the acknowledgment of and consent to such assignment by the Consenting Party, there exists no event or condition which would constitute a default, or which would, with the giving of notice or lapse of time or both, constitute a default under the Assigned Agreement. The Consenting Party has no present claim or offsets against any Assignor or lien (whether inchoate or otherwise) upon the Project arising out of the Consenting Party’s performance of any work or service under the Assigned Agreement, and there are no claims or offsets against any Assignor or liens (whether inchoate or otherwise) upon the Project arising out of labor, services, equipment or material furnished in relation to the Assigned Agreement or the performance thereof.

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(h) The Consenting Party has duly performed and complied with all covenants, agreements and conditions contained in the Assigned Agreement and this Agreement required to be performed or complied with by it on or before the date hereof, the Assigned Agreement is in full force and effect and has not been amended other than to the extent described in the definition thereof, and no rights of any Assignor under the Assigned Agreement have been waived. There is no agreement, arrangement, understanding or dealing entered into between the Consenting Party and any Assignor relating to the Project other than (i) the Assigned Agreement; (ii) this Agreement; (iii) the Master Purchase Agreement, dated as of January 30, 2023, by and between Lithium Americas (Argentina Corp.) (then called Lithium Americas Corp.) and the Consenting Party, as supplemented by the Joinder Agreement by LAC dated as of October 3, 2023; (iv) the Investor Rights Agreement, dated as of October 3, 2023, by and between LAC and the Consenting Party; and (v) the Subscription Agreement, dated as of October 3, 2023, by and between LAC and the Consenting Party.

(i) The representations and warranties of the Consenting Party set forth in the Assigned Agreement were true and correct as of the date when made and are true and correct in all material respects as of the date of this Agreement.

4. Rights of the Secured Parties. The Consenting Party hereby agrees as follows:

(a) Right to Cure. Whether or not an event of default has occurred under the Financing Documents, if any Assignor event of default has occurred in the performance of any of its obligations under the Assigned Agreement, or upon the occurrence or non-occurrence of any other event or condition under the Assigned Agreement, which in each case would immediately or with notice enable the Consenting Party to cancel, terminate or suspend performance under the Assigned Agreement (each hereinafter an “Assignor Default”), the Consenting Party shall not cancel, terminate or suspend performance (or cause the cancellation, termination or suspension of performance) under the Assigned Agreement without first giving written notice of such Assignor Default to the Collateral Agent or its assignee or designee (such notice, a “Default Termination Notice”), which shall state (w) the proposed date of cancellation, termination or suspension, (x) the grounds for cancellation, termination or suspension, (y) any amount owed by the applicable Assignor to the Consenting Party, and (z) to the best of the Consenting Party’s knowledge and belief, the nature and the amount of any sum or monetary claim likely to become due to the Consenting Party under the Assigned Agreement during the following [Redacted — commercially sensitive information] days. If the Assignor Default specified in the Default Termination Notice is a monetary default, then the Collateral Agent shall be permitted to cure the relevant Assignor Default by making the relevant payment to the Consenting Party within [Redacted — commercially sensitive information] days after the later of (i) the Collateral Agent’s receipt of such Default Termination Notice and (ii) the expiration of the cure period available to the applicable Assignor under the Assigned Agreement to cure the relevant Assignor Default. If the Assignor Default specified in the Default Termination Notice is a non-monetary default, then the Collateral Agent shall be

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permitted to cure the relevant Assignor Default within [Redacted — commercially sensitive information] days after the later of (A) the Collateral Agent’s receipt of such Default Termination Notice and (B) the expiration of the cure period available to the applicable Assignor under the Assigned Agreement to cure the relevant Assignor Default; provided that (I) if such Assignor Default is reasonably susceptible to cure within an additional [Redacted — commercially sensitive information] days and the Collateral Agent initiated its cure prior to the last day of such [Redacted — commercially sensitive information] day period and is diligently pursuing such cure, then such period shall be extended an additional [Redacted — commercially sensitive information] days in order to allow the Collateral Agent to complete its cure and (II) if such Assignor Default can only be cured after taking possession of the Project and the Collateral Agent is diligently seeking to foreclose upon the Project prior to the expiry of such [Redacted — commercially sensitive information] day period, then the Collateral Agent shall have such additional time as is reasonably necessary to complete such foreclosure and cure such Assignor Default; provided that in no event shall such cure period exceed [Redacted — commercially sensitive information] days. If the Collateral Agent is prohibited from curing any non-monetary Assignor Default by any process, stay or injunction issued by any Governmental Authority or pursuant to any Insolvency Proceeding or other similar proceeding involving any Assignor, then the time periods specified in the Assigned Agreement for curing such Assignor Default shall be extended for the period of such prohibition.

(b) Exercise of Rights. During the applicable cure period provided to the Collateral Agent under Section 4(a) (Right to Cure), the Collateral Agent shall be entitled to exercise on behalf of the Secured Parties any and all rights of each Assignor under the Assigned Agreement in accordance with its terms, and the Consenting Party shall comply with such exercise. Without limiting the generality of the foregoing, the Collateral Agent shall have the full right and power to enforce directly against the Consenting Party all obligations of the Consenting Party under the Assigned Agreement and otherwise to exercise all remedies thereunder and to make all demands and give all notices and make all requests and take all actions required or permitted to be made by each Assignor under the Assigned Agreement, and the Consenting Party shall have the right to rely upon the instruction and direction of the Collateral Agent; provided that (i) nothing herein shall require the Collateral Agent to cure any Assignor Default under the Assigned Agreement or to perform any act, duty or obligation of any Assignor under the Assigned Agreement, and (ii) the Consenting Party’s obligations under the Assigned Agreement shall in all cases be subject to the Consenting Party’s rights and defenses under the Assigned Agreement.

(c) Cancellation and Termination. The Consenting Party will not, without the prior written consent of the Collateral Agent, cancel or terminate performance under the Assigned Agreement or consent to or accept any cancellation or termination thereof, or its performance thereunder, except in the case an Assignor Default has occurred, following the expiration of the Collateral Agent’s cure rights described in Sections 4(a) (Right to Cure) and 4(b) (Exercise of Rights) hereof without any remedy or cure of the applicable Assignor Default; provided that any such termination is in accordance with the terms of the Assigned Agreement.

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(d) Substitute Party. In the event that the Collateral Agent (or its designee or assignee pursuant to Section 4(e) (New Assigned Agreement), or its additional purchaser or transferee pursuant to Section 4(f) (Right to Assignment)) (such party, the “Substitute Party”) succeeds to any Assignor’s interest under the Assigned Agreement, whether by foreclosure or otherwise, and the Substitute Party assumes liability for all of such Assignor’s obligations under the Assigned Agreement and cures any outstanding undisputed monetary defaults of such Assignor thereunder, then in such event, the Substitute Party shall be substituted for such Assignor under the Assigned Agreement and the Consenting Party shall recognize the Substitute Party and will continue to perform its obligations under the Assigned Agreement in favor of the Substitute Party. Upon the effective date of the substitution of the Substitute Party for such Assignor, such Assignor shall be released from its obligations arising under the Assigned Agreement thereafter, and shall cease to be a party to the Assigned Agreement to the extent of such assignment.

(e) New Assigned Agreement. In the event that (i) the Assigned Agreement is rejected by a trustee or debtor-in-possession in any Insolvency Proceeding or other similar proceeding involving any Assignor or (ii) the Assigned Agreement is otherwise terminated, and if within [Redacted — commercially sensitive information] days after such rejection or termination, the Collateral Agent (or its designee or assignee pursuant to Section 4(f) (Right to Assignment)) shall so request and shall certify in writing to the Consenting Party that it intends to perform the obligations of any Assignor as and to the extent required under the Assigned Agreement and commit to cure any outstanding undisputed monetary defaults, the Consenting Party shall execute and deliver to the Collateral Agent or such designee or assignee a new agreement (“New Assigned Agreement”), pursuant to which the Consenting Party and the Collateral Agent (or its nominee), in place of such Assignor, shall each agree to perform the obligations contemplated to be performed by the Consenting Party and such Assignor, respectively, under the original Assigned Agreement. The New Assigned Agreement shall be for the balance of the remaining term, shall include the obligations and services remaining to be performed under the original Assigned Agreement before giving effect to such rejection or termination and shall contain the same conditions, agreements, terms, provisions and limitations as the original Assigned Agreement.

(f) Right to Assignment. The Collateral Agent or its assignee or designee may assign any rights and interests it may have as a Substitute Party pursuant to Section 4(d) (Substitute Party) hereof or as a party to a New Assigned Agreement pursuant to Section 4(e) (New Assigned Agreement) hereof to any additional purchaser or transferee, if such purchaser or transferee shall assume all of the obligations of any Assignor under the original Assigned Agreement or the New Assigned Agreement, as applicable; provided that such person is a Permitted Party. Upon such assignment and assumption, the Collateral Agent or its assignee or designee shall be relieved of all its obligations arising under the original Assigned Agreement or the New Assigned Agreement, as applicable. The Consenting Party hereby agrees to be bound by any such assignment and assumption.

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(g) No Obligations. The Consenting Party acknowledges and agrees that, except as specifically provided in this Agreement, neither the Collateral Agent nor any Secured Party (nor any of their respective designees or assignees) shall have any liability or obligation under the Assigned Agreement as a result of this Agreement, the Financing Documents, or otherwise. Nothing herein shall require the Collateral Agent, its assignee or designee, or additional purchaser or transferee to perform any of any Assignor’s obligations or cure any default under the Assigned Agreement except during any period in which the Collateral Agent, its assignee or designee, or additional purchaser or transferee is a Substitute Party pursuant to Section 4(d) (Substitute Party) hereof (and, if applicable, Section 4(f) (Right to Assignment) hereof) or has entered into a New Assigned Agreement pursuant to Section 4(e) (New Assigned Agreement) hereof (and, if applicable, Section 4(f) (Right to Assignment) hereof), in which case the obligations of such party shall be no more than those of the applicable Assignor under the original Assigned Agreement or as agreed upon in the New Assigned Agreement, as applicable. In the event that the Collateral Agent, its assignee or designee, or additional purchaser or transferee so elects to perform any such obligations, other than in connection with Section 4(d) (Substitute Party), 4(e) (New Assigned Agreement) or 4(f) (Right to Assignment), it shall not have any personal liability to the Consenting Party for the performance of the applicable Assignor’s obligations under the Assigned Agreement, it being understood that the sole recourse of the Consenting Party in that case shall be limited to the entire interest of such Assignor and its assets. In the event that (i) the Collateral Agent (or any of its designees or assignees or additional purchaser or transferee) elects to succeed to any Assignor’s interest under the Assigned Agreement as provided in Section 4(d) (Substitute Party) (and, if applicable, Section 4(f) (Right to Assignment)) or (ii) the Collateral Agent (or any of its designees or assignees) becomes a counterparty to a New Assigned Agreement pursuant to Section 4(e) (New Assigned Agreement) (and, if applicable, Section 4(f) (Right to Assignment)), the sole recourse of the Consenting Party in seeking the enforcement of any obligations under this Agreement, the Assigned Agreement or a New Assigned Agreement shall be to such entity’s right, title and interest in the Project.

(h) No Consent Required. A foreclosure or other exercise of remedies under the Security Agreement or any sale thereunder by the Collateral Agent or its assignee or designee, whether by judicial proceedings or under any power of sale contained therein, or any conveyance from any Assignor to the Collateral Agent or such assignee or designee, in lieu thereof, shall not in any event require the consent of the Consenting Party.

(i) Limitation on Amendments. Neither any Assignor nor the Consenting Party shall, without the prior written consent of the Collateral Agent, enter into any amendment, supplement or other modification of the Assigned Agreement except as expressly contemplated by the Assigned Agreement and permitted pursuant to the LARA.

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(j) Notices. The Consenting Party shall deliver to the Collateral Agent at the address set forth on the signature pages hereof, or at such other address as the Collateral Agent may designate in writing from time to time to the Consenting Party, concurrently with the delivery thereof to each Assignor, a copy of each notice of default and each other similar material notice or demand or request given by the Consenting Party pursuant to the Assigned Agreement, and the applicable time periods under Section 4(b) (Exercise of Rights) hereof shall commence to run against the Collateral Agent only from the date such notice is received by the Collateral Agent.

5. Payments Under Assigned Agreement. The Consenting Party will pay all amounts payable by it under the Assigned Agreement directly to the Collateral Agent, on behalf of the Secured Parties, to the account listed on Exhibit A hereto or such other Person or account as shall be specified from time to time by the Collateral Agent to the Consenting Party in writing. The Consenting Party will make all such payments without any offset, abatement, withholding or reduction except as permitted by the Assigned Agreement. All payments by the Consenting Party shall be accompanied by a notice from the Consenting Party stating that such payments to the Collateral Agent are made under the Assigned Agreement and identifying the relevant provision thereof under which such payment was made. By its acceptance and agreement to this Agreement, each Assignor, for itself and its successors and permitted assigns, irrevocably consents to the making by the Consenting Party of payments as provided in the previous three sentences.

6. Miscellaneous.

(a) Notices; Method of Payments. All notices and other communications hereunder shall refer on their face to the Assigned Agreement (although failure to so refer shall not render any such notice of communications ineffective), shall be sent by first class, registered or certified mail, postage prepaid, by personal delivery, by a nationally recognized courier service, or by electronic mail and shall be directed (i) to the intended recipient at its address as set forth on the signature pages below or (ii) to such other address or addressee as any such party may designate by notice given pursuant hereto. All notices and other communications hereunder shall be in writing and shall be deemed given upon receipt. All payments to be made under this Agreement shall be made by wire transfer of immediately available funds or check representing immediately collectible funds to the account or address of the intended recipient as set forth on the signature pages hereto, unless the recipient has given notice of another address or account for receipt of notices or payments.

(b) Governing Law; Jurisdiction; WAIVER OF TRIAL BY JURY. This Agreement and the rights and obligations of the parties hereunder shall be governed by, and construed in accordance with, the federal laws of the United States. To the extent that federal law does not specify the appropriate rule of decision for a particular matter at issue, it is the intention and agreement of the parties that the law of the State of New York (without giving effect to its conflict of laws principles (except Section 5-1401 of the New York General Obligations Law)) shall be adopted as the governing federal rule of decision. Each of the Assignors and the Consenting Party hereby irrevocably and unconditionally submits for itself and its property in any legal action or proceeding

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against it arising out of or in connection with this Agreement, or for recognition and enforcement of any judgment in respect thereof, to the non-exclusive general jurisdiction of (i) the courts of the United States for the District of Columbia; (ii) the courts of the United States in and for the Southern District of New York in New York County; (iii) any other federal court of competent jurisdiction in any other jurisdiction where it or any of its property may be found; (iv) the state courts of the District of Columbia and New York County, and (v) appellate courts from any of the foregoing. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY KNOWINGLY, VOLUNTARILY, INTENTIONALLY AND IRREVOCABLY WAIVES ANY RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY DISPUTE BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS AGREEMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN), OR ACTIONS OF EACH ASSIGNOR OR THE CONSENTING PARTY. THIS PROVISION IS A MATERIAL INDUCEMENT FOR EACH PARTY TO ENTER INTO THIS AGREEMENT.

(c) Headings. The headings of the several sections and subsections of this Agreement are inserted for convenience only and shall not in any way affect the meaning or construction of any provision of this Agreement.

(d) Severability. In case any provision in or obligation under this Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

(e) Amendment; Waiver; Cumulative Remedies. Neither this Agreement nor any of the terms hereof may be terminated, amended, supplemented, waived or modified except by an instrument in writing signed by each Assignor, the Consenting Party and the Collateral Agent (at the direction of the requisite Secured Parties). No failure to exercise, and no delay in exercising, any right, remedy, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercises thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any right, remedy, power or privilege provided by law. Nothing contained in this Agreement is intended to limit the right of any Secured Party to assign, transfer, or grant participations in its rights in its respective secured obligations under the Financing Documents and the Financing Documents.

(f) Successors and Assigns; Third Party Beneficiaries. This Agreement shall be binding upon the Consenting Party and its permitted successors and assigns and shall inure to the benefit of the Collateral Agent (and the Secured Parties, through the Collateral Agent), its permitted assignees, designees and their respective permitted successors and assigns, and any holder of any debt that amends, restates or refinances the debt of LNC relating to the Financing Documents; provided that neither any Assignor nor the Consenting Party may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Collateral Agent, and any other attempted assignment or transfer by either any Assignor or the Consenting Party shall be null and void. Nothing in this Agreement, express or implied, shall be construed to confer upon any person or entity (other than the parties hereto and their respective successors and assigns permitted hereby) any legal or equitable right, remedy or claim under or by reason of this Agreement.

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(g) Further Assurances. The Consenting Party hereby agrees to execute and deliver all such instruments and take all such action as may be necessary to effectuate fully the purposes of this Agreement.

(h) Counterparts. This Agreement may be executed in one or more duplicate counterparts and when executed by all of the parties shall constitute a single binding agreement. Except to the extent applicable law would prohibit the same, make the same unenforceable or affirmatively requires a manually executed counterpart signature, (i) the delivery of an executed counterpart of a signature page of this Agreement by emailed .pdf or any other electronic means approved by DOE in writing (which may be via email) that reproduces an image of the actual executed signature page shall be as effective as the delivery of a manually executed counterpart of this Agreement, and (ii) if agreed by DOE in writing (which may be via email) with respect to this Agreement, the delivery of an executed counterpart of a signature page of this Agreement by electronic means that types in the signatory to a document as a “conformed signature” from an email address approved by DOE in writing (which may be via email) shall be as effective as the delivery of a manually executed counterpart of this Agreement. In furtherance of the foregoing, the words “execution”, “signed”, “signature”, “delivery” and words of like import in or relating to any document to be signed in connection with this Agreement and the transactions contemplated hereby or thereby shall be deemed to include Electronic Signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act. As used herein, “Electronic Signature” has the meaning assigned to it by 15 U.S.C. §7006, as it may be amended from time to time.

(i) Entire Agreement. This Agreement, including, without limitation, any agreement, document or instrument attached hereto or referred to herein, constitutes the entire contract among the parties relating to the subject matter hereof and supersedes all previous agreements and understandings, oral and written, with respect thereto. In the event of any conflict between the terms, conditions and provisions of this Agreement and any such agreement, document or instrument (including, without limitation, the Assigned Agreement), the terms, conditions and provisions of this Agreement shall prevail.

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IN WITNESS WHEREOF, each of the undersigned by its officer duly authorized has caused this Agreement to be duly executed and delivered as of the first date written above.

GENERAL MOTORS HOLDINGS LLC, as Consenting Party

By:	Signed “Jeff Morrison”
Name:	Jeff Morrison
Title:	Senior Vice President, Global Purchasing and Supply Chain

Address for Notices: Cole Engineering Center 29755 Louis Chevrolet Road Warren, MI 48093 Attention: Jeffrey Morrison; Aaron Silver Email: [Redacted — personal information]

[Signature Page to Thacker Pass – Direct Agreement (Lithium Offtake Agreement)]

LITHIUM NEVADA CORP., as Assignor

By:	Signed “Pablo Mercado”
Name:	Pablo Mercado
Title:	Director & Treasurer

Address for Notices:

Lithium Nevada Corp. 5310 Kietzke Lane Suite 200 Reno, Nevada 89511 Attn: General Manager Email: [Redacted — personal information]

[Signature Page to Thacker Pass – Direct Agreement (Lithium Offtake Agreement)]

LITHIUM AMERICAS CORP., as Assignor

By:	Signed “Pablo Mercado”
Name:	Pablo Mercado
Title:	Executive Vice President and Chief Financial Officer

Address for Notices:

Lithium Americas Corp. Suite 3260—666 Burrard Street Vancouver, British Columbia V6C 2X8 Canada Attn: General Counsel Email: [Redacted — personal information]

[Signature Page to Thacker Pass – Direct Agreement (Lithium Offtake Agreement)]

CITIBANK, N.A., not in its individual capacity, but solely as Collateral Agent, acting through its Agency and Trust Division

By:	Signed “Marion Zinowski”
Name:	Marion Zinowski
Title:	Senior Trust Officer

Address for Notices:

Citibank, N.A.

388 Greenwich Street

New York, NY 10013

Attn: Agency & Trust

Email: [Redacted — personal information]

(with a copy which shall not constitute notice to [Redacted — personal information])

Phone: [Redacted — personal information]

with a copy (which shall not constitute notice) to:

Greenberg Traurig, LLP

One Vanderbilt Ave.

New York, NY 10017

ATTN: Andrew Silverstein

with a copy to DOE (which copy shall not constitute notice).

[Signature Page to Thacker Pass – Direct Agreement (Lithium Offtake Agreement)]

EXHIBIT A

[Redacted — personal information]

Exh. A-1	Thacker Pass – Direct Agreement (Lithium Offtake Agreement)